


SEC MAIL PROCESSING
RECEIVED
FEB 28 2007
WASH. D.C.
213
SECTION

SECU 07002727 SSION
Washington, D.C. 20549

| OMB APPROVAL | |
|---|---|
| OMB Number: | 3235-0123 |
| Expires: | January 31, 2007 |
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# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

| SEC FILE NUMBER |
|---|
| 8- 48454 |

## FACING PAGE

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 01/01/06 (MM/DD/YY) AND ENDING 12/31/06 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: AVERIL CAPITAL MARKETS GROUP, INC.

| OFFICIAL USE ONLY |
|---|
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1901 AVENUE OF THE STARS, SUITE 350
(No. and Street)

LOS ANGELES (City) CALIFORNIA (State) 90067 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

DIANA L. MARANON 310/553-5351
(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

GOODRICH, BARON, GOODYEAR, LLP
(Name – *if individual, state last, first, middle name*)

6700 E. PACIFIC COAST HWY., SUITE 255, LONG BEACH, CA 90803
(Address) (City) (State) (Zip Code)

**CHECK ONE:**

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 07 2007
THOMSON FINANCIAL

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

**Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

## OATH OR AFFIRMATION

I, DIANA L. MARANON, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of AVERIL CAPITAL MARKETS GROUP, INC., as of DECEMBER 31, 20 06, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature DIANA L. MARANON

PRESIDENT
Title

See ~~attached~~ below
Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of ~~Changes in Financial Condition~~. Cash Flows
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [x] (o) Independent Auditors' Report on Internal Accounting Control

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Subscribed and sworn before me on this 21st day of February, 2007, by Diana L. Maranon proved to me on the basis of satisfactory evidence to be the person who appeared before me.


DAVID KRON
Commission # 1618404
Notary Public - California
Los Angeles County
My Comm. Expires Nov 3, 2009

David Kron
Notary Public

## CONTENTS



GOODRICH • BARON • GOODYEAR LLP
*Certified Public Accountants*

## INDEPENDENT AUDITORS' REPORT

The Board of Directors
Averil Capital Markets Group, Inc.
Los Angeles, California

We have audited the accompanying statement of financial condition of Averil Capital Markets Group, Inc. as of December 31, 2006, and the related statements of income, changes in stockholder's equity, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Averil Capital Markets Group, Inc. as of December 31, 2006, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on Pages 9 thru 12 is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule l7a-5 of the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Goodrich Baron Goodyear LLP

Long Beach, California
January 30, 2007

**AVERIL CAPITAL MARKETS GROUP, INC.**
STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2006

## ASSETS

| | | |
|---|---|---|
| Cash in bank | | $ 640,409 |
| Accounts receivable | | 8,074 |
| Prepaid expenses | | 6,072 |
| Property and equipment: | | |
| Furniture and fixtures | $ 216,307 | |
| Office equipment | 114,195 | |
| Leasehold improvements | 43,936 | |
| | 374,438 | |
| Accumulated depreciation | (203,579) | |
| Net property and equipment | | 170,859 |
| Deposits | | 10,099 |
| Receivable from affiliate | | 1,704 |
| Total assets | | $ 837,217 |

## LIABILITIES AND STOCKHOLDER'S EQUITY

| | | |
|---|---|---|
| Liabilities – Deferred taxes payable | | $ 26,000 |
| Commitments | | - |
| Stockholder's equity: | | |
| Common stock, no par value per share; authorized, issued and outstanding – 1,000 shares | $ 10,000 | |
| Additional paid-in capital | 734,000 | |
| Retained earnings | 67,217 | |
| Total stockholder's equity | | 811,217 |
| Total liabilities and stockholder's equity | | $ 837,217 |

The accompanying notes are an integral part of the financial statements.

**AVERIL CAPITAL MARKETS GROUP, INC.**
STATEMENT OF INCOME

YEAR ENDED DECEMBER 31, 2006

| | | |
|---|---|---|
| Revenues: | | |
| Consulting fees, including reimbursed expenses | | $ 2,966,116 |
| Interest income | | 3,988 |
| Total revenues | | 2,970,104 |
| Expenses: | | |
| Auto expense | $ 25,617 | |
| Business promotion | 13,004 | |
| Consulting | 4,008 | |
| Courier | 1,835 | |
| Database | 26,248 | |
| Depreciation | 50,000 | |
| Dues and subscriptions | 6,323 | |
| Equipment rental | 42,560 | |
| Insurance | 21,852 | |
| Office supplies | 30,347 | |
| Regulatory fees | 8,869 | |
| Salaries, wages and staff costs | 1,887,084 | |
| Parking | 17,852 | |
| Professional fees | 28,340 | |
| Publications | 4,999 | |
| Rent | 133,157 | |
| Repairs and maintenance | 11,498 | |
| Taxes - payroll | 50,004 | |
| Telephone | 6,827 | |
| Meals and entertainment | 16,351 | |
| Travel | 38,211 | |
| Other | 3,453 | |
| Total expenses | | 2,428,439 |
| Income before income taxes | | 541,665 |
| Income taxes | | 235,800 |
| Net income | | $ 305,865 |

The accompanying notes are an integral part of the financial statements.

**AVERIL CAPITAL MARKETS GROUP, INC.**
STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY

YEAR ENDED DECEMBER 31, 2006

| | Common Stock | Additional Paid-In Capital | Retained Earnings | Total |
|---|---|---|---|---|
| Balance at December 31, 2005 | $ 10,000 | 704,000 | (238,648) | 475,352 |
| Net income for the year ended December 31, 2006 | - | - | 305,865 | 305,865 |
| Capital contributions | - | 30,000 | - | 30,000 |
| Balance at December 31, 2006 | $ 10,000 | 734,000 | 67,217 | 811,217 |

The accompanying notes are an integral part of the financial statements.

**AVERIL CAPITAL MARKETS GROUP, INC.**
STATEMENT OF CASH FLOWS

YEAR ENDED DECEMBER 31, 2006

| | | |
|---|---|---|
| Cash flows from operating activities: | | |
| Net income | | $ 305,865 |
| Adjustments to reconcile net loss to net cash provided by (used for) operating activities: | | |
| Depreciation | $ 50,000 | |
| Increase in receivables | (8,074) | |
| Increase in deferred taxes payable | 26,000 | |
| Decrease in deferred tax asset | 209,000 | |
| Total adjustments | | 276,926 |
| Net cash flows provided by operating activities | | 582,791 |
| Cash flows from investing activities: | | |
| Purchase of equipment | (18,244) | |
| Decrease in due from affiliates | 1,562 | |
| Net cash flows used for investing activities | | (16,682) |
| Cash flows from financing activities: | | |
| Additional capital contributed by stockholder | 30,000 | |
| Net cash flows provided by financial activities | | 30,000 |
| Net increase in cash | | 596,109 |
| Cash at beginning of year | | 44,300 |
| Cash at end of year | | $ 640,409 |

SUPPLEMENTAL CASH INFORMATION

| | |
|---|---|
| Cash payments for: | |
| Income taxes | $ 800 |
| Interest expense | $ - |

The accompanying notes are an integral part of the financial statements.

## (1) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

### Nature of Business

The Company is a registered broker-dealer incorporated under the laws of the State of California maintaining its only office in Los Angeles, California, and is subject to a minimum net capital requirement of $5,000 under SEC Rule 15c3-1. The Company operates pursuant to the (k)(2)(i) exemptive provision of SEC Rule 15c3-3 and does not hold customer funds or securities. The Company's revenue has consisted of consulting fees and transaction fees earned in connection with its advisory activities.

Averil Capital Markets Group, Inc. is a boutique corporate advisory practice offering specialized financial advisory services to a broad roster of clients ranging from small, emerging growth to middle market companies. In particular, the Company specializes in mergers and acquisitions and capital-raising transactions. Under the primary direction of Ms. Maranon, the Company offers advisory services across various transactional situations including acquisitions, divestitures, private placements and recapitalizations. The Company also provides specialized consulting services in connection with transactional events requiring substantial specialized advice such as launching an initial public offering, formulating a capitalization strategy for a new company, or developing an international mergers and acquisitions program.

### Method of Accounting

The Company maintains its books and records on the accrual basis of accounting.

### Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

### Property and Equipment

Property and equipment are stated at cost. Depreciation of property and equipment is provided over their estimated useful lives which ranges from five to fifteen years using the straight-line method.

### Cash Equivalents

For purposes of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents.

## (1) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, Continued

### SIPC

The SIPC assessments have been determined fairly in accordance with applicable instructions and were remitted timely.

### Income Taxes

Income tax expense includes federal and state taxes currently payable and deferred income taxes. Deferred taxes result from timing differences between reporting for financial statements purposes and tax purposes primarily consisting of accelerated depreciation for tax and straight-line for books and the use of accrual method for book and cash basis for tax return purposes as well as the tax benefit of net operating loss carryforwards.

## (2) COMMITMENTS

The Company has entered into a lease agreement for its office facilities which expires in January 2008. Minimum future rental payments under this non-cancellable lease for each year of the next five years and thereafter are as follows:

| Year Ended December 31, | Amount |
|---|---|
| 2007 | $ 120,896 |
| 2008 | 10,099 |
| Total | $ 130,995 |

The Company also has entered into an operating lease related to certain office equipment. The lease expires in April 2007. The minimum future rental payments under this non-cancellable operating lease for 2007 is $9,264.

## (3) PROVISION FOR INCOME TAXES

The provision for income taxes consists of the following components:

| | Current | Deferred | Total |
|---|---|---|---|
| Federal | $ - | $ 185,000 | $ 185,000 |
| California | 800 | 50,000 | 50,800 |
| Total | $ 800 | $ 235,000 | $ 235,800 |

## (3) PROVISION FOR INCOME TAXES, Continued

Deferred taxes are accounted for under Financial Accounting Standard No. 109 (FAS 109) which uses an asset and liability approach in recognizing timing differences. This approach requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of such differences. Deferred taxes result primarily from the use of accelerated depreciation for tax purposes and straight-line for financial reporting purposes and the use of the accrual method for financial reporting whereas the cash method is used for tax purposes as well as the tax benefits of net operating loss carryforwards.

## (4) NET CAPITAL

The Company is subject to a $5,000 minimum capital requirement under SEC Rule 15c3-1, which requires that the ratio of aggregate indebtedness to net capital shall not exceed 15 to 1. Net capital and the related net capital ratio fluctuate on a daily basis; however, as of December 31, 2006, the net capital was $614,409 which exceeded the required minimum capital by $609,409. The aggregate indebtedness to net capital ratio was not applicable because there was no aggregate indebtedness at that date.

**AVERIL CAPITAL MARKETS GROUP, INC.**

COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1

DECEMBER 31, 2006

| | | |
|---|---|---|
| Total equity from statement of financial condition | | $ 811,217 |
| Less non-allowable assets: | | |
| Receivables | $ 8,074 | |
| Prepaid expenses | 6,072 | |
| Deposits | 10,099 | |
| Property and equipment, net | 170,859 | |
| Receivable from affiliate | 1,704 | (196,808) |
| Net capital | | $ 614,409 |

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

| | |
|---|---|
| Minimum net capital required (6-2/3% of aggregate indebtedness) | $ - |
| Minimum dollar net capital required | $ 5,000 |
| Net capital requirement (greater of above two figures) | $ 5,000 |
| Excess net capital | $ 609,409 |

COMPUTATION OF RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL

| | |
|---|---|
| Total liabilities | $ 26,000 |
| Less deferred taxes payable | (26,000) |
| Aggregate indebtedness | $ - |
| Ratio of aggregate indebtedness to net capital | N/A |
| Percentage of debt to debt-equity total computed in accordance with Rule 15c3-1(d) | N/A |

**AVERIL CAPITAL MARKETS GROUP, INC.**
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS
PURSUANT TO RULE 15c3-3

DECEMBER 31, 2006

Not Applicable – The Company is exempt pursuant to the (k)(2)(i) exemptive provision of SEC Rule 15c3-3 and does not hold customer funds or securities.

**AVERIL CAPITAL MARKETS GROUP, INC.**
INFORMATION RELATING TO THE POSSESSION
OR CONTROL REQUIREMENTS PURSUANT TO RULE 15c3-3

DECEMBER 31, 2006

Not Applicable – The Company is exempt pursuant to the (k)(2)(i) exemptive provision of SEC Rule 15c3-3 and does not hold customer funds or securities.

**AVERIL CAPITAL MARKETS GROUP, INC.**
RECONCILIATION OF NET CAPITAL

DECEMBER 31, 2006

| | | |
|---|---|---|
| Net capital as reported in unaudited Focus Report Part IIA | | $ 640,308 |
| Adjustments related to: | | |
| Increase in deferred taxes payable | $ (26,000) | |
| Reduction in accounts payable and accrued expenses | 5,590 | |
| Reduction of cash balances | (5,489) | |
| Total adjustments | | (25,899) |
| Net capital as reported in audited financial statements | | $ 614,409 |

The computation of net capital as reported in the unaudited Part IIA filing differs from the audited net capital for the reasons noted above. The differences were material. However, the Company's net capital is substantially in excess of its minimum requirement.



GOODRICH • BARON • GOODYEAR LLP
*Certified Public Accountants*

## REPORT ON INTERNAL ACCOUNTING CONTROL

The Board of Directors
Averil Capital Markets Group, Inc.
Los Angeles, California

In planning and performing our audit of the financial statements of Averil Capital Markets Group, Inc. (the Company) as of and for the year ended December 31, 2006, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computation of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13.
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate an inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2006, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934, in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.



Long Beach, California
January 30, 2007

END